Exhibit 99.2

Announcement

Tuesday, 25 February 2025	Woodside Energy Group Ltd.
ACN 004 898 962
Mia Yellagonga
11 Mount Street
Perth WA 6000
Australia
T +61 8 9348 4000
www.woodside.com

ASX: WDS
NYSE: WDS

WOODSIDE RELEASES FULL-YEAR 2024 RESULTS

Woodside today reported record production of 193.9 million barrels of oil equivalent (MMboe), or 530 Mboe/day, for the full year 2024. The result was underpinned by outstanding early production performance at Sangomar and world-class reliability at operated LNG assets.

Net profit after tax (NPAT) for 2024 was 115% higher year-on-year at $3,573 million. Underlying NPAT decreased 13% from the previous year to $2,880 million, primarily due to lower realised oil and gas prices.1

The Directors have determined a final dividend of US 53 cents per share (cps), which brings the full-year fully franked dividend to US 122 cps and maintains payout ratio at the top of the target range at 80%. The value of the full-year dividend is $2,316 million.

Woodside CEO Meg O’Neill said Woodside is set to become a highly cash generative business.

“Our proven track record of operational excellence, disciplined investment decisions and world-class project execution is delivering near-term rewards for our shareholders while laying the foundations for a new chapter of value creation.

“In 2024, the record annual production was at the top end of the full-year guidance range, underpinned by consistently strong 98% reliability at our operated LNG facilities.

“Unit production cost of $8.1/boe was down 2% from 2023, underlining operational discipline and the resilience of the base business in a period of inflationary pressures. Woodside’s operating cash flow was strong at $5.8 billion and the cash margin was 82%, up from 80% in 2023.

“Sangomar ramped up to nameplate capacity within nine weeks of its June 2024 startup, achieving 94% reliability in the fourth quarter. Sangomar’s contribution of 12.9 million boe of sales generated around $950 million in revenue, demonstrating the project’s value.

“Excellent progress was made on Woodside’s major growth projects, with the Scarborough Energy Project now 80% complete and on track for first LNG cargo in 2026.

“LNG Japan acquired a 10% non-operating participating interest in the Scarborough Joint Venture (SJV) for $910 million and JERA acquired a 15.1% non-operating participating interest in the SJV for $1.4 billion. These transactions reflect the long-term value that premium LNG customers in Japan are placing on energy security.

“During the year Woodside signed three agreements for the long-term sale of LNG to customers in Japan, Korea and Taiwan. These agreements demonstrate the value that regional energy customers place on security and certainty of supply, and the ongoing role of LNG in balancing our customers’ energy security and decarbonisation needs.

[1]	Non-IFRS financial measure. Refer to the glossary section of the attached presentation for the definition.

“Woodside simplified its Australian portfolio and consolidated its focus on operated LNG assets by entering into an asset swap agreement with Chevron. The asset swap provides Woodside with the opportunity to realign its Australian interests to provide greater commercial certainty and enhance development prospects.

“In Mexico, the Trion Project is more than 20% complete and targeted for first oil in 2028.

“In 2024 we made two acquisitions that will deliver long-term profitability and cash flow for Woodside, with investments in Louisiana LNG and Beaumont New Ammonia.

“Louisiana LNG is an advantaged US Gulf Coast project, fully permitted for 27.6 Mtpa of LNG production, with a competitively priced EPC contract with Bechtel and with civil works largely de-risked. This compelling opportunity is attracting interest from high-quality partners, and we are progressing towards readiness for a final investment decision from the first quarter of 2025.

“The Beaumont New Ammonia Project demonstrates Woodside’s disciplined investment in assets which can generate sustained shareholder returns. The project is set to provide strong cash flows at current ammonia pricing and positions Woodside to be an early mover in the growing global market for premium lower-carbon ammonia once the associated carbon capture and storage (CCS) facility comes online.

“The Beaumont acquisition also represents material progress towards achieving our Scope 3 targets, with the potential to abate up to 1.6 million tonnes per annum carbon dioxide equivalent of customer emissions when CCS is online. With construction at Beaumont now 83% complete, we are targeting the startup of ammonia production in the second half of this year and lower-carbon ammonia production in the second half of 2026.

“As reported in the 2024 Climate Update released today, we have continued to deliver on our commitments as we pursue a climate strategy for all our shareholders and which balances ambition with financial discipline and achievability. This year Woodside further reduced net equity Scope 1 and 2 greenhouse gas emissions to 14% below our starting base and we remain on track to meet 2025 and 2030 targets.

“Woodside begins 2025 with a strong balance sheet, a resilient and high-performing base business and an attractive portfolio of projects which position us to deliver value-accretive growth and shareholder returns.”

Financial headlines

Metric	Units	FY24	FY23	Change
NPAT	$million	3,573	1,660	115%
Underlying NPAT[2]	$million	2,880	3,320	(13%)
Operating revenue	$million	13,179	13,994	(6%)
Operating cashflow	$million	5,847	6,145	(5%)
Free cash flow[2]	$million	100	560	(82%)
Annual sales volume	MMboe	203.5	201.5	1%
	Mboe/d	557	552	1%
Averaged realised price	$/boe	63.6	68.6	(7%)
Unit production cost	$/boe	8.1	8.3	(2%)
Fully franked final dividend	US cps	53	60	(12%)
Full-year fully franked dividends	US cps	122	140	(13%)

[2]	Non-IFRS financial measure. Refer to the glossary section of the attached presentation for the definition.

Business highlights

Strategic achievements

•	Acquisition of Tellurian and Driftwood LNG (renamed Louisiana LNG), positioning Woodside as a global LNG powerhouse and significantly increasing long-term cash generation potential.

•

Acquisition of Beaumont New Ammonia, a compelling new energy investment targeting first ammonia production in the second half of 2025 and lower-carbon ammonia production in the second half of 2026 that will provide Woodside’s entry into the growing global lower-carbon ammonia market.[3]

•	Completed sell-down of SJV to high-quality partners, confirming project value, while strengthening the balance sheet with $2.3 billion cash proceeds.

•	Signed long-term sales agreements for more than 15 Mt LNG to Asian buyers in 2024.

•	Simplification of Australian portfolio through an asset swap.[4]

•	Prioritising delivery of Beaumont New Ammonia within New Energy business.

Operations and projects

•	Outstanding Sangomar performance underpins record annual production of 194 MMboe.[5]

•	World-class operated LNG reliability of 98% maintained in 2024.

•	Net profit after tax of $3.6 billion, total full-year dividend declared of $2.3 billion, US 122 cps fully franked and at top end of the target payout range.

•	Execution of major growth projects; Scarborough Energy Project 80% complete [6], Trion more than 20% complete.

•	Unit production cost of $8.1 per boe, reduced by 2% from previous year despite inflationary environment.

•	On track to meet Scope 1 and 2 emissions reduction targets; material progress made toward Scope 3 investment and abatement targets.[7,8]

Full-year results teleconference

A teleconference providing an overview of the full-year 2024 results and a question-and-answer session will be hosted by Woodside CEO and Managing Director, Meg O’Neill, and Chief Financial Officer, Graham Tiver, today at 10:00 AEDT / 07:00 AWST (17:00 CST on Monday, 24 February 2025).

We recommend participants pre-register 5 to 10 minutes prior to the event with one of the following links:

•	https://webcast.openbriefing.com/wds-fyr-24/ to view the presentation and listen to a live stream of the questions-and-answers session.

•

https://s1.c-conf.com/diamondpass/10044744-jh76t5.html to participate in the questions-and-answers session. Following pre-registration, participants will receive the teleconference details and a unique access passcode.

The full-year results presentation follows this announcement and will be referred to during the teleconference. The presentation, Annual Report 2024, Climate Update 2024 and teleconference transcript will also be available on the Woodside website (www.woodside.com).

[3]	Production of lower-carbon ammonia is conditional on supply of carbon-abated hydrogen and ExxonMobil’s CCS facility becoming operational.
[4]	Completion of the transaction is subject to conditions precedent.
[5]	2024 production includes 1.2 MMboe of feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
[6]	Excludes Train 1 modifications. As of 31 January 2025.
[7]

Targets are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.

[8]

Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third-party activities (which may or may not proceed). Individual investment decisions are subject to Woodside’s investment targets. Not guidance. Potentially includes both organic and inorganic investment.

Filings

Woodside is filing its annual report on Form 20-F for the year ended 31 December 2024 (2024 Form 20-F), which included Woodside’s audited financial statements for the year ended 31 December 2024, with the US Securities and Exchange Commission (the SEC) on 25 February, 2025. The 2024 Form 20-F can be downloaded through accessing Woodside’s website at www.woodside.com or from the SEC’s website at www.sec.gov. Shareholders may also request a hard copy of the 2024 Form 20-F free of charge at www.woodside.com.

Annual General Meeting

Woodside’s Annual General Meeting will be held in Perth, Western Australia, on Thursday, 8 May 2025 at 10:00 AWST.

INVESTORS	MEDIA

Marcela Louzada	Christine Forster
M: +61 456 994 243	M: +61 484 112 469
E: investor@woodside.com	E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding future production, emissions performance, performance against investment and abatement targets, production rates, cashflow, capital expenditure, transactions (including statements concerning the timing and completion of the transaction, the expected benefits of transactions, the timing of transactions, transaction partners and other future arrangements between Woodside and others), the timing of completion of Woodside’s projects, the financial performance of Woodside’s projects and expectations and guidance regarding production, capital and exploration expenditure, gas hub exposure and future results of projects. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements.

Forward-looking statements in this announcement are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Those statements and any assumptions on which they are based are only opinions, are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this announcement.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

All information included in this announcement, including any forward-looking statements, speak only as of the date of this announcement and, except as required by law or regulation, Woodside does not undertake to update or revise any information or forward-looking statements contained in this announcement, whether as a result of new information, future events, or otherwise.

Other important information

All references to dollars, cents or $ in this announcement are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires).

FULL-YEAR 2024 RESULTS BRIEFING 25 February 2025 www.woodside.com investor@woodside.com

Information This presentation has been prepared by Woodside Energy Group Ltd (“Woodside”). All information included in this presentation, including any forward-looking statements, reflects Woodside’s views held as at the date of this presentation and, except as required by applicable law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives (“Beneficiaries”) intends to, undertakes to, or assumes any obligation to, provide any additional information or update or revise any information or forward-looking statements in this presentation after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside’s internal estimates and research. While Woodside believes that each of these publications and third-party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third-party sources and cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation. To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any liability (including liability for equitable, statutory or other damages) in connection with, any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions. No offer or advice This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction. This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision. This presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from any such jurisdiction. Forward-looking statements This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements regarding outcomes of transactions, statements regarding future demand for Woodside’s products and services, including new energy products and lower-carbon services, development, completion and execution of Woodside’s projects, expectations regarding future capital expenditures and investment decisions, the payment of future dividends and the amount thereof, other returns or benefits to shareholders, future portfolios and their growth and comparison to peers, future results of projects, operating activities and new energy products and lower-carbon services, the duration of assets and their value performance and expansion potential, expectations and guidance with respect to production, capital and exploration expenditure and gas hub exposure, free cash flow and cash flow expectations, costs of production and other activities including decommissioning, the capacity of facilities, the results of proposed transactions and expectations regarding the achievement of Woodside’s net equity Scope 1 and 2 greenhouse gas emissions reduction and Scope 3 investment and emissions abatement targets and other climate and sustainability goals and performance. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’ ,’aspire’, ‘estimate, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘strategy’, ‘forecast’, ‘outlook’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions. Similarly, statements that describe the objectives, plans, goals or expectations of Woodside are forward-looking statements. Forward-looking statements in this presentation are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of future expectations that are based on management’s current expectations and assumptions. Those statements and any assumptions on which they are based are subject to change without notice and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective officers, directors, employees, advisers or representatives. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in commodity prices, actual demand for Woodside’s products, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve and resource estimates, loss of market, industry competition, environmental risks, climate related risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial markets conditions in various countries and regions, political risks, the actions of third parties, project delay or advancement, regulatory approvals, the impact of armed conflict and political instability (such as the ongoing conflict in Ukraine and in the Middle East) on economic activity and oil and gas supply and demand, cost estimates, the effect of future regulatory or legislative actions on Woodside or the industries in which it operates, including potential changes to tax laws, the impact of general economic conditions, inflationary conditions, prevailing exchange rates and interest rates and conditions in financial markets, and risks associated with acquisitions, mergers and joint ventures, including difficulties integrating businesses, uncertainty associated with financial projections, restructuring, increased costs and adverse tax consequences, and uncertainties and liabilities associated with acquired and divested properties and businesses. A more detailed summary of the key risks relating to Woodside and its business can be found in the “Risk Factors” section of our Annual Report 2024 and our Sustainability Report (within the Annual Report 2024), in particular the Risk Management and Material topics updates sections, released to the Australian Securities Exchange and in Woodside’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. You should review and have regard to these risks when considering the information contained in this presentation. If any of the assumptions on which a forward-looking statement is based were to change or be found to be incorrect, this would likely cause outcomes to differ from the statements made in this presentation. Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements. Disclaimer, important notes and assumptions

All forward-looking statements contained in this presentation reflect Woodside’s views held as at the date of this presentation and, except as required by applicable law, Woodside does not intend to, undertake to, or assume any obligation to, provide any additional information or update or revise any of these statements after the date of this presentation, either to make them conform to actual results or as a result of new information, future events, changes in Woodside’s expectations or otherwise. Disclosure of reserve information and cautionary note to US investors Woodside is an Australian company listed on the Australian Securities Exchange and the New York Stock Exchange. Woodside estimates and reports its Proved (1P) Reserves in accordance with the SEC regulations, which are also compliant with SPE-PRMS guidelines, and estimates and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. Woodside reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). The SEC permits oil and gas companies, in their filings with the SEC, to disclose only Proved, Probable and Possible Reserves, and only when such Reserves have been determined in accordance with the SEC guidelines. In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as “Proved plus Probable (2P) Reserves”, “Best Estimate (2C) Contingent Resources”, “Reserves and Contingent Resources”, “Proved plus Probable”, “Developed and Undeveloped”, “Probable Developed”, “Probable Undeveloped”, “Contingent Resources” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Woodside from including in filings with the SEC. These types of estimates do not represent, and are not intended to represent, any category of reserves based on SEC definitions, and may differ from and may not be comparable to the same or similarly-named measures used by other companies. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of not being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside’s properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside’s most recent Annual Report on Form 20-F filed with the SEC and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings and its other filings with the SEC, which are available from Woodside at https://www.woodside.com. These reports can also be obtained from the SEC at www.sec.gov. Assumptions Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$78/bbl Brent long-term oil price (2024 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside’s current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole. Climate strategy and emissions data All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions, and our methodologies for measuring or quantifying greenhouse gas emissions may evolve as best practices continue to develop and data quality and quantity continue to improve. Woodside “greenhouse gas” or “emissions” information reported are net equity Scope 1 greenhouse gas emissions, Scope 2 greenhouse gas emissions, and/or Scope 3 greenhouse gas emissions, unless otherwise stated. For more information on Woodside's climate strategy and performance, including further details regarding Woodside's targets, aspirations and goals and the underlying methodology, judgements, assumptions and contingencies, refer to Woodside's Climate Transition Action Plan 2023 (CTAP) available on the Woodside website at https://www.woodside.com/sustainability/climate-change and section 3.85 of Woodside’s 2024 Annual Report . The glossary and footnotes to this presentation provide clarification regarding the use of terms such as "lower-carbon" under Woodside's climate strategy. A full glossary of terms used in connection with Woodside's climate strategy is contained in the CTAP. Non-IFRS Financial Measures Throughout this presentation, a range of financial and non-financial measures are used to assess Woodside’s performance, including a number of financial measures that are not defined in, and have not been prepared in accordance with, International Financial Reporting Standards (IFRS) and are not recognised measures of financial performance or liquidity under IFRS (Non-IFRS Financial Measures). These measures include EBIT, EBITDA, EBITDA Margin, Cash Margin, Gearing, Underlying NPAT, Free cash flow, Net debt, Debt maturity profile and Liquidity. These Non-IFRS Financial Measures are defined in the glossary section of this presentation. A quantitative reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in Woodside’s 2024 Annual Report for the period ended 31 December 2024. Woodside’s management uses these measures to monitor Woodside’s financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units and Woodside believes that the Non-IFRS Financial Measures it presents provide a useful means through which to examine the underlying performance of its business. Undue reliance should not be placed on the Non-IFRS Financial Measures contained in this presentation and these Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside’s industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies. Other important information All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Energy Group Ltd and/or its applicable subsidiaries (as the context requires). This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Disclaimer, important notes and assumptions (continued)

Delivering value and driving growth

Providing energy

Outstanding Sangomar performance underpins record annual production of **194 MMboe** (530 Mboe/day)[1]

Execution of major growth projects; **Scarborough Energy Project 80% complete**, Trion more than 20% complete[2]

Creating and returning value

Acquisition of two opportunities on the US Gulf Coast, uniquely placed to deliver significant **long-term shareholder value**

Net profit after tax of $3.6 billion, total full year dividends of **$2.3 billion, 122 US cps fully franked** and at top end of payout range

Conducting our business sustainably

On track to meet Scope 1 and 2 emissions targets; **material progress made towards Scope 3** targets[3,4]

1. Production excludes fuel consumed in operations. 2024 production includes 1.2 MMboe of feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.
2. Scarborough Energy Project completion percentage excludes Train 1 modifications. As of 31 January 2025.
3. Targets are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
4. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third-party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance. Potentially includes both organic and inorganic investment.

4

Woodside Energy

Record production and strong financial outcomes

OPERATIONAL PERFORMANCE[1]

PRODUCTION VOLUME

194 MMboe — ↑ 4%

Record full-year production at the top end of production guidance range

UNIT PRODUCTION COST

$8.1 per boe — ↓ 2%

Unit production cost reduced despite inflationary environment

LNG RELIABILITY[2]

98 % — 0%

World-class operations performance

REALISED PRICE

$63.6 per boe — ↓ 7%

Lower average realised prices

FINANCIAL OUTCOMES[1]

EBITDA[3]

$9.3 — ↓ 1%

Peer-leading 70% EBITDA margin[4]

NET PROFIT AFTER TAX (NPAT)

$3.6 billion — ↑ 115%

Underlying NPAT of **$2.9 billion**[3]

EARNINGS PER SHARE (EPS)

189 US cps — ↑ 115%

Driven by strong business performance

GEARING[3]

17.9 % — ↑ 48%

Within gearing range while investing in world-class assets

1. Percentage changes for all operational performance and financial outcomes reference FY 2024 versus FY 2023.
2. Operated LNG facilities.
3. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
4. Source: FactSet (accessed 18 February 2025). Woodside versus industry peers (peer set includes APA Corporation, Canadian Natural Resources Limited, ConocoPhillips, Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy, Eni S.p.A., EOG Resources Inc., Equinor ASA, Inpex Corporation, Occidental Petroleum Corporation, Santos Limited). There may be differences in the manner that third parties calculate or report certain information, including non-IFRS financial measures compared to Woodside.

5

Woodside Energy

FY 2024 performance No permanent injuries or Tier 1 safety events recorded1 More than 23 million exposure hours worked globally Safe delivery of Sangomar and Pluto Train 2 modules Actions underway Continued focus on strengthening safety culture, simplifying processes and improving systems Field Leadership Program roll-out to more than 1,200 staff; dedicated to openness and continuous learning Focused on strengthening our safety performance The tragic death of an OCI contractor employee at the Beaumont New Ammonia site is not included in the Woodside statistics due to the applicable contractual arrangements. Refer to section 3.9.4 of Woodside’s 2024 Annual Report for further details on 2024 metrics and targets for health, safety and wellbeing. Delivery of a Pluto Train 2 module to Karratha

Building a highly cash generative business

Investing in Woodside's long-term profitability

Delivering next generation of world-class assets

Deploying Woodside's outstanding project delivery and operational capabilities

Committed to continued strong shareholder distributions throughout a period of capital investment

Strong free cash flows from 2027+

Premium geographical advantage; well-positioned across Atlantic and Pacific basins

Balance of high return short cycle vs longer life LNG assets

Substantial free cash flow generation from 2030 supporting additional shareholder distributions[1]



Portfolio sales (MMboe)[1]
200
100
0
2024
2030
Estimated portfolio sales growth 4-5% CAGR[2]
Growth[3]
Base

Note: Free cash flow is a non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

1. Portfolio sales in 2030 is indicative only, not guidance. Assumes currently sanctioned projects being delivered in accordance with their current project schedules and Woodside share at current equity levels. Assumes Woodside Louisiana LNG at nominal 50% equity and includes foundation development coming online nominally in late 2020s, not guidance. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statement.
2. Estimated portfolio sales growth between 4-5% Compound Annual Growth Rate (CAGR) from 2024 to 2030. Indicative only, not guidance.
3. "Growth" includes Sangomar, Beaumont New Ammonia, Scarborough, Trion and Louisiana LNG.

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Woodside Energy

Strong long-term outlook for LNG demand

Global LNG demand predicted to grow more than 50% from 2024 to 2034[1]

Driven by economic growth and domestic production decline

India's natural gas demand projected to grow 60% by 2030[2]

Woodside contracted more than 15 Mt LNG to Asian buyers in 2024



Gross domestic product ($ trillion)3
33
69
11
27
13
48
China
SE Asia
India
2023
2050



LNG demand (Mtpa)4
71
108
34
190
22
88
China
SE Asia
India
2023
2050

1. Wood Mackenzie Global Gas Investment Horizon Outlook, November 2024.
2. IEA (2025), India Gas Market Report, IEA, Paris https://www.iea.org/reports/india-gas-market-report, Licence: CC BY 4.0.
3. IEA (2024), World Energy Outlook 2024, IEA, Paris https://www.iea.org/reports/world-energy-outlook-2024, Licence: CC BY 4.0 (report); CC BY NC SA 4.0 (Annex A).
4. Source: Wood Mackenzie Global Gas Investment Horizon Outlook, November 2024. Wood Mackenzie LNG Tool. Countries included in Southeast Asia: Malaysia, Thailand, Pakistan, Bangladesh, Indonesia, Philippines, Singapore, Vietnam.

8

Woodside Energy

Delays impacting forecast of new LNG supply IEA (2025), Gas Market Report, Q1-2025, IEA, Paris https://www.iea.org/reports/gas-market-report-q1-2025, Licence: CC BY 4.0. Source: Wood Mackenzie Global Gas LNG Supply Report, November 2024. Near-term global LNG supply has tightened as project delays and feed gas supply issues linger1 Supply gap emerging from 2030 with almost 90 Mtpa additional required to fill gap in 20342 LNG supply outlook 2023 vs. 2024 (Mtpa)2 Nearly 30 Mtpa slipped from 2026-2029 into 2030-2033 Change in forecast new LNG supply from Nov 2023 to Nov 2024 (Mtpa)2 Supply growth decreased Supply growth increased No change

LNG provides energy security in a volatile world Source: S&P Global Commodity Insights. Quarterly price movement (%)1 TTF Brent Significant commodity price volatility reflects fluctuations in energy demand Increasing requirement for flexible energy to provide firming power as renewables increase in energy mix LNG is globally mobile, redirectable and fits existing gas networks

High-quality portfolio delivering strong results

Record full-year production of 530 Mboe/day

Added proved (1P) reserves of 55 MMboe (net Woodside share), giving proved (1P) reserves life of 9.6 years[1,2]

Continued strong operated LNG reliability of 98%

Disciplined cost control lowering unit production cost

Secured state environmental approvals for NWS Project extension



Production (MMboe) and unit production cost ($/boe)[3]
Unit production cost
4.8
5.3
8.1
8.3
8.1
100
91
158
187
194
2020
2021
2022
2023
2024

1. Excludes production and impact of Scarborough equity sales of 10% to LNG Japan and 15.1% to JERA. Includes a change in 1P fuel consumed in operations of -0.7 MMboe (net Woodside share).
2. Proved (1P) reserves life of 9.6 years at 2024 production levels.
3. Production excludes fuel consumed in operations. 2024 production includes 1.2 MMboe of feed gas purchased from Pluto non-operating participants processed through the Pluto-KGP Interconnector.

11

Woodside Energy

Sangomar: outstanding early production performance

Generated ~$950 million revenue in 2024

Phase 1 development cost ~$5.0 billion, at lower end of range[1]

Ramped up to 100 Mboe/day within nine weeks, production forecast extends plateau into Q2 2025[2]

Excellent reservoir productivity supports proved (1P) reserves addition of 16.2 MMboe[3]

Evaluating Phase 2 development options

Strong and respected relationships

Continued to strengthen relationships with Government of Senegal

Successfully supplied crude cargo to domestic refinery in Senegal

More than 4,400 jobs generated during the construction phase



FPSO Léopold Sédar Senghor

1. Previous total project cost estimated to be $4.9 - 5.2 billion (Refer: Sangomar Project Update, 18 July 2023).
2. Indicative only, not guidance. Subject to a range of assumptions that may not occur as forecast. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.
3. Net Woodside share. Includes change in fuel reserves of -1.7 MMboe.

12

Woodside Energy

Scarborough Energy Project 80% complete Note: percentage completeness for Scarborough Energy Project excludes Train 1 modifications. As of 31 January 2025. On track for first LNG cargo in 2026 Fabrication of the FPU topsides structure complete and pre-commissioning works underway; FPU hull in second dry dock in preparation for topsides integration Trunkline installation completed in October 2024; batch drilling of development wells ongoing Successful completion of Pluto Train 2 module construction; module fabrication commenced for Pluto Train 1 modifications project High-quality partners joined project Completed sale of 10% non-operated participating interest in Scarborough Joint Venture (SJV) to LNG Japan for $910 million Completed sale of 15.1% non-operated participating interest in SJV to JERA for $1.4 billion Pluto Train 2 construction progress

Trion oil development more than 20% complete Project delivery continues at pace Progressing on budget and targeting first oil in 2028 Awarded and executed contracts for all major scopes FPU EPC scope conversion to lump sum contract, FPU first steel cut in November FSO bare boat charter contract signed Strong relationship with Mexico stakeholders Trion declared priority development in Mexico’s national energy plan Fabrication scope awarded to local suppliers Technology collaboration through partnerships with universities, federal and state institutions and regulators Trion FPU rendering

Beaumont New Ammonia 83% complete

First ammonia production targeted for H2 2025, with lower-carbon ammonia production targeted for H2 2026[1]

Strong and immediate cash flow generation at current ammonia pricing

Phase 1 design capacity to produce 1.1 Mtpa ammonia with unit cash cost of production ~$260-300/tonne[2]

Expected returns aligned with capital allocation framework



Construction of the Beaumont New Ammonia Project in Beaumont, Texas

1. Production of lower-carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil's CCS facility becoming operational.
2. Cost of production range is the average cost for Phase 1 over 2027 to 2029 during assumed steady state lower-carbon ammonia production at 96% uptime. Assumes fixed/variable split of 70/30%, a range of HH pricing, and inclusion of 45Q tax credit.

15

Woodside Energy

Louisiana LNG: positioned to generate value for shareholders Decades of reliable, long-term cash flows Expands Atlantic basin sales volumes and positions Woodside among world’s largest LNG portfolio players Provides marketing volumes to take advantage of price volatility across Atlantic and Pacific basins Future expansion expected to lower unit costs and enhance returns Development continues to progress EPC contract signed with Bechtel, locking in cost competitive price at $900-960/tonne and securing post-FID execution schedule Fully permitted to 27.6 Mtpa, remaining advantaged Sell-down process attracting strong interest from high-quality potential partners Woodside Louisiana LNG site

Simplifying base business Streamlining asset base Prioritising high-quality assets with growth potential Australian asset swap improves commercial prospects for organic opportunities1 Reduced 2025 spend across exploration and New Energy by over $150 million Delivery focused Highly skilled workforce delivering low-cost and efficient operations Prioritising delivery of Beaumont New Ammonia within New Energy business Disciplined capital allocation for portfolio opportunities Completion of the transaction is subject to conditions precedent.

Capital management framework unchanged Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody’s. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Safe, reliable and low-cost operations Investment expenditure Strong balance sheet Dividend policy (minimum 50% payout ratio) Special dividends Share buy-backs Excess cash Investment grade credit rating2 Maintain dividend based on NPAT excluding non-recurring items, targeting 50-80% payout ratio Targeting 10-20% gearing through the cycle1 Future investment Operating cash flow Investing cash flow Full-year dividends Liquidity1 $5.8B $5.7B $6.7B $2.3B 80% payout ratio Full-year dividends of 122 US cps S&P: BBB+ Moody’s: Baa1 17.9% (Final dividend of $1.0B)

Disciplined capital management driving long-term value Consistent cost focus Unit production costs down year-on-year Managing inflationary pressures in operations Delivering over $150 million of cost reductions in 2025 Planned maintenance campaigns delivered on schedule and budget Disciplined investment decisions Actively managed balance sheet Acquisitions are value accretive and have compelling strategic rationale Lump sum turnkey EPC contracts help de-risk development capex Asset sell-downs attract high-quality partners and strengthen our cash position Active management of debt portfolio Investment-grade credit rating maintained Committed to shareholder returns, fully franked full-year dividends of $2.3 billion Scenario modelling assumes 80% dividend payout ratio

Peer-leading EBITDA margin; maintaining 80% payout ratio

Financial performance

$9.3 billion EBITDA and peer-leading 70% EBITDA margin underpinned by outstanding Sangomar production performance[1,2]

Strong underlying NPAT of $2.9 billion despite lower average realised prices[1]

$8.1/boe unit production cost, down from 2023 despite inflationary environment

EBITDA ($ billion)[1]



53%
59%
67%
67%
70%
EBITDA margin
1.9
4.1
11.2
9.4
9.3
2020
2021
2022
2023
2024

Dividend distribution

Final dividend of $1.0 billion, 53 US cps fully franked, representing a full-year dividend yield of approximately 8%[3]

Maintaining 80% payout ratio, top end of the target payout range

No change to dividend policy; continued capacity to pay strong dividends

Full-year dividends declared ($ billion)[4]



38
135
253
140
122
Dividends per share (cps)
0.4
1.3
0.6
4.2
2.7
2.3
BHP merger completion payment
Total dividend
2020
2021
2022
2023
2024

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. Source: FactSet (accessed 18 February 2025). Woodside versus industry peers (peer set includes APA Corporation, Canadian Natural Resources Limited, ConocoPhillips, Coterra Energy Inc., Devon Energy Corporation, Diamondback Energy, Eni S.p.A., EOG Resources Inc., Equinor ASA, Inpex Corporation, Occidental Petroleum Corporation, Santos Limited). There may be differences in the manner that third parties calculate or report certain information, including non-IFRS financial measures compared to Woodside.
3. Calculated based on Woodside's closing share price on 31 December 2024 of A$24.60 ($15.29) at AUD/USD rate of 0.6217.
4. The interim 2022 dividend of $2.07 billion consisted of an ordinary dividend component of $1.45 billion and an additional dividend component relating to the BHP merger completion payment of $0.62 billion.

20

Woodside Energy

Strong cash margin and disciplined capital management Cash margin (%)1 Liquidity ($ billion)1 Cash margin Other cash costs Production costs Undrawn facilities Cash Cash $5.8 billion operating cash flow, continued strong performance Free cash flow of $1.0 billion when excluding acquisitions and divestments1,2 $2.3 billion proceeds from Scarborough sell-downs strengthened cash position A$4.1 billion paid in Australian taxes, royalties and levies Balance sheet Strong liquidity supporting portfolio transformation and shareholder distributions Investment grade credit ratings maintained, providing efficient access to debt capital3 Received strong interest from debt markets, with US bond issuance almost four times oversubscribed Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. Free cash flow of $0.1 billion adjusted for the acquisitions of Beaumont New Ammonia (+$1.9 billion) and Tellurian (+$1.0 billion), post-acquisition spend on Louisiana LNG in 2024 (+$0.3 billion) and Scarborough sell-downs to LNG Japan and JERA Scarborough Pty Ltd (-$2.3 billion). Corporate debt credit ratings. BBB+ by S&P Global, Baa1 by Moody’s.

Delivering on climate targets

On track to achieve Scope 1 and 2 targets[1]

Achieved a net equity Scope 1 and 2 greenhouse gas (GHG) emissions reduction of 14% from starting baseline[2]

Implemented or sanctioned projects in 2024 expected to achieve 3.1 Mt CO_2-e tonnes of emissions reductions[3]

Joined OGMP2.0, the UN Environment Program's flagship oil and gas methane mitigation and measurement program

Material progress towards achieving Scope 3 targets[4]

$2.5 billion invested in new energy and lower-carbon services[5]

Beaumont New Ammonia Phase 1 has potential to abate up to 1.6 Mtpa CO_2-e of customer emissions[6]


Net equity Scope 1 and 2 emissions (Mt CO2-e)1
8
6
4
2
0
14% below starting base in 2024
15% target by 2025
30% target by 2030
2024
2025 target
2030 target
Starting base
Estimated avoided emissions7
Offset emissions
Net equity emissions

1. Targets and aspiration are for net equity Scope 1 and 2 greenhouse gas emissions relative to a starting base of 6.32 Mt CO_2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets.
2. Net equity emissions for the 12-month period ending 31 December 2025 are targeted to be 15% lower than the starting base.
3. Potential impact of opportunities implemented or sanctioned. Greenhouse gas quantities are estimated using engineering judgement by Woodside engineers.
4. Scope 3 targets are subject to commercial arrangements, commercial feasibility, regulatory and Joint Venture approvals, and third-party activities (which may or may not proceed). Individual investment decisions are subject to Woodside's investment targets. Not guidance. Potentially includes both organic and inorganic investment.
5. Reflects the cumulative spend from 2021 to year-end 2024. 80% of the Beaumont New Ammonia acquisition cost of $2.35b is included in the cumulative spend to year-end 2024, with the remaining 20% to be paid at completion of the project.
6. Production of lower-carbon ammonia is conditional on supply of carbon abated hydrogen and ExxonMobil's CCS facility becoming operational.
7. Quantification of emissions reductions associated with the continuation of existing performance is inherently uncertain. However, it is possible to provide an estimate by comparison to a benchmark of a comparable portfolio of upstream oil, upstream natural gas and LNG liquefaction assets with a similar product mix to Woodside's forecast production between 2025 and 2050. The industry average emissions reported in Table 3.1 of IEA's "The Oil and Gas Industry in Net Zero Transitions" (November 2023) has been used as the benchmark performance to estimate the emissions reduction. Woodside does not independently verify the data behind these estimates.

22

Woodside Energy

Major economic contributions Significant community investments Sharing success with our communities Refer to announcement titled “Woodside funding to benefit education and culture in Western Australia”. LOCAL CONTENT BENEFITS $7.9 billion Spent on goods and services globally in 2024 A$4.1 Paid in taxes, royalties and levies to Australian governments TAX PAYMENTS billion SOCIAL CONTRIBUTION A$35.4 million Total social contribution spend globally in 2024 A$50 Commitment towards education and cultural infrastructure in Western Australia1 COMMUNITY BENEFITS million In 2024, Woodside renewed the long-standing partnership with Surf Life Saving Western Australia

Building the foundations of a global LNG powerhouse Net equity emissions for the 12-month period ending 31 December 2025 are targeted to be 15% lower than the starting base. Operate our base business safely, reliably and efficiently Prepare for Scarborough FPU arrival in Australia; complete construction and commence Pluto Train 2 commissioning Handover and safe start-up of the Beaumont New Ammonia Project Progress Louisiana LNG, targeting FID readiness from Q1 2025 Disciplined capital management to support value accretive growth and shareholder returns Achieve 15% reduction in net equity Scope 1 and 2 emissions1 Providing energy Creating and returning value Conducting our business sustainably

Q&A Meg O’Neill Chief Executive Officer and Managing Director

ANNEXURE

Wooside investment premise Wood Mackenzie Global Gas Investment Horizon Outlook, November 2024. Create and return value Disciplined capital management and clear capital allocation framework High cash generation projected into the 2030s Committed to shareholder returns Strong balance sheet Conduct our business sustainably Strong focus on the safety of our people Emissions reduction targets Returning value to governments and communities Careful management of cultural heritage and environmental impacts Provide energy High-quality portfolio weighted to LNG Global LNG demand forecast to grow >50% from 2024 to 20341 Geographically advantaged to meet growing LNG demand Resilient, high-margin operating assets

Strong full-year underlying NPAT despite lower average realised prices $6.7 billion liquidity enabling investments in near-term growth1 Delivering strong returns to shareholders and maintaining balance sheet flexibility Strong cash generation from diversified global portfolio Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. Refer to slide 30 (NPAT reconciliation) of this presentation for the list of specific items for FY24. FY 2024 FY 2023 Change Operating revenue $m 13,179 13,994 6% EBITDA1 $m 9,276 9,363 1% EBIT1 $m 4,514 3,307 36% NPAT2 $m 3,573 1,660 115% Underlying NPAT1,2 $m 2,880 3,320 13% Operating cash flow $m 5,847 6,145 5% Free cash flow1 $m 100 560 82% Liquidity1 $m 6,723 7,790 14% Earnings per share US cps 189 88 115% Return on equity % 10.1 4.8 110% Full-year dividend US cps 122 140 13%

Disciplined capital allocation

	OIL	GAS		NEW ENERGY
	OFFSHORE	**PIPELINE**	**LNG**	**DIVERSIFIED**
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower-carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS[1]
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[2]	IRR > 12% Payback within 7 years[2]		IRR > 10% Payback within 10 years[2]
EMISSIONS REDUCTIONS	30% net emissions reduction target by 2030, net zero aspiration by 2050 or sooner[3]			

1. CCUS refers to carbon capture utilisation and storage.
2. Payback refers to RFSU + X years.
3. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Please refer to the glossary section of this presentation and Woodside's 2024 Climate Update for further information.

29

Woodside Energy

Net profit after tax reconciliation



SALES
COST OF SALES
GENERAL, ADMINISTRATIVE, TAX AND OTHER
FINAL DIVIDEND, FULLY FRANKED
Impact of lower realised prices offset by world-class Sangomar performance
One-off transactions and tax impacts
Fully franked final dividend of 53 US cps
$ million
1,660
299
(1,157)
43
18
302
8
(345)
828
1,917
3,573
(693)
2,880
Sangomar first oil offset by fewer third-party trades and natural field decline
Lower average realised prices
Increase in tolling revenue
Lower cost of production and trading costs partially offset by higher depreciation expense due to Sangomar first oil
Primarily profit on Scarborough sell-downs
Embedded derivative impact[1]
Recognition of Pluto PRRT DTA, Sangomar DTA and 2023 derecognition of Pluto PRRT DTA offset by higher taxable profit
Impairments recognised on Shenzi, Wheatstone and Pyrenees recognised in 2023
Adjustments for Sangomar and Pluto DTA recognition
2023 reported NPAT
Revenue - volume
Revenue - price
Other operating revenue
Cost of sales
Other income
General administrative costs
Other
Income tax and PRRT
Impairment and impairment reversals
2024 reported NPAT
2024 NPAT adjustments
2024 underlying NPAT[2]

1. Includes impact of Perdaman embedded derivative fair value movement of -$279 million.
2. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.

30

Woodside Energy

Lower operating revenue primarily driven by lower average realised prices Lower EBITDA reflecting lower average realised prices offset by gain on sale of 25.1% interest in Scarborough Joint Venture and lower cost of production EBITDA1 Operating revenue Underlying NPAT1,2 Disciplined cost management offsetting lower prices Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. 2024 NPAT adjustments include recognition of Sangomar DTA ($0.3 billion) and recognition of Pluto DTA ($0.4 billion). $ billion $ billion $ billion

Investing in value accretive growth 2022 investing cash flow includes GIP’s additional contribution to Pluto Train 2 ($0.8 billion) and cash received on the acquisition of BHP Petroleum ($1.1 billion). Without these items, 2022 investing cash flow would be $4.2 billion. 2024 investing cash flow includes the acquisitions of Beaumont New Ammonia ($1.9 billion) and Tellurian ($1.0 billion), post-acquisition spend on Louisiana LNG in 2024 ($0.3 billion) and proceeds of Scarborough sell-downs to LNG Japan and JERA Scarborough Pty Ltd ($2.3 billion). Without these items, investing cash flow would be $4.8 billion and free cash flow would be $1.0 billion. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. Investing cash flow1,2 Operating cash flow Free cash flow2,3 Benefit of GIP’s additional contribution to Pluto Train 2 Benefit of BHP merger completion payment Net impact of acquisitions and disposals $ billion $ billion $ billion Net impact of acquisitions and disposals 0.1 Strong operating cash flow despite lower average realised prices Investing cashflow includes acquisition of Beaumont New Ammonia and Louisiana LNG offset by proceeds from sale of 25.1% interest in SJV

Balance sheet strength supports efficient capital deployment Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition. As of 31 December 2024. Net debt1 Debt maturity profile1,2 Actively managing debt portfolio Gearing of 17.9% within target range (10 – 20%)1 Proceeds of $2.3 billion from Scarborough Joint Venture sell-down support liquidity Continued access to premium debt markets, receiving strong support on 2024 funding activities Oversubscribed $1.2 billion term loan Oversubscribed almost four times on $2.0 billion US bond issuance

Strong contributions to the economy

Largest payer of PRRT in Australia[1]

A$4.1 billion in Australian taxes, royalties and levies paid in 2024

Lower taxes paid in 2024 is consistent with lower prices

More than US$650 million in international taxes paid in 2024[2]

Global normalised all-in effective tax rate of 48%[3]

Australian tax contribution[4,5]



A$ billion
0.7
0.7
2.7
5.0
4.1
2020
2021
2022
2023
2024
A$2,868m | Corporate income tax
A$662m | PRRT
A$347m | Federal royalties
A$117m | Federal excise
A$84m | Offshore petroleum levy
A$67m | Payroll tax and fringe benefits tax

1. Based on the Australian Taxation Office's 2022-2023 report of entity tax information (data.gov.au/).
2. Includes Trinidad and Tobago and Senegal production entitlements, which are paid in-kind. Excludes all Australian taxes.
3. For the 2024 year. Determined by total tax expense, royalties, excise, levies and other taxes, divided by profit before such taxes, adjusted for one-off items. The global normalised all-in effective tax rate decreases to 30% with one-off items included.
4. Includes data relevant to the assets acquired through the merger with BHP's petroleum business from 1 June 2022.
5. Figures are reported on a cash basis (net of any refunds received, for example, refunds of tax overpaid in prior periods) and are rounded to the nearest million.

34

Woodside Energy

Volatility emphasises the importance of energy security Oil price, US$/bbl 2023 2024 2022 WDS average realised price $98.4/boe WDS average realised price $ 68.6/boe WDS average realised price $63.6/boe Gas price, US$/MMBtu Energy markets disrupted by significant geopolitical events Prices normalised over 2023 and 2024 following highs of 2022 Lower prices reflected in full-year 2024 results, $63.6/boe realised price

Demand confidence reinforced by contracting appetite Wood Mackenzie LNG Contract Trends, December 2024. Dataset includes global contracts by many producers, including Woodside. Only includes sale and purchase agreements. End user contracts only. Rest of World refers to South America, Middle East & Africa and North America. Europe South and South East Asia China North East Asia (excl-China) Rest of World1 Global LNG contracts by destination (annual contract quantity, Mtpa)1 Global LNG contracts by duration (annual contract quantity, Mtpa)1 Over 90% of contracts are five years or greater in duration Contracts signed by China and South/South-East Asia reinforce confidence in Asian demand Less than 5 years 5-10 years 11-19 years 20 years or more

Legacy asset decommissioning complete in 2025

2025 restoration costs largely driven by decommissioning of legacy assets planned for completion this year

Restoration cost profile reducing from 2025 to 2026 aligned with planned execution activity

Environmental approval delays in 2023 required rephasing of execution activities into 2024 and 2025

Preparation activities in 2025 and 2026 supports execution of Bass Strait platform removal campaign in 2027

Payments for restoration ($ billion)[1,2,3]


1.0
0.5
0.0
0.8
2024
Actual
2025
2026
Stybarrow
P&A campaign | DTM and Subsea decommissioning
Enfield
Subsea decommissioning | Wellhead severance
Griffin
Griffin RTM and Subsea decommissioning
Minerva
P&A campaign | Subsea decommissioning
NWS
P&A campaign | Subsea and pipeline decommissioning
Bass Strait
P&A campaign | Platform decommissioning campaign

1. Non-IFRS financial measure. Refer to the glossary section of this presentation for the definition.
2. Indicative only, not guidance. Subject to a range of assumptions that may not occur as forecast. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements. Timeline reflects pre-engineering and execute activities.
3. On 19 December 2024 Woodside and Chevron agreed to an asset swap. Indicative payments for restoration in 2026 do not reflect change in working interest equity (NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets) once transaction completes. Completion of the transaction is subject to customary conditions precedent. See "Woodside simplifies portfolio and unlocks long-term value" announced 19 December 2024 for details.

37

Woodside Energy

2025 full-year guidance[1]

Expense guidance	Unit production cost ($/boe)	8.5 – 9.2	Based on an AUD/USD exchange rate of 0.65
	Property, plant and equipment depreciation and amortisation ($ million)	4,500 – 5,000	Excludes depreciation of lease assets and amortisation of intangible assets
	Exploration expense ($ million)	200	
Cash flow guidance	Payments for restoration ($ million)	700 – 1,000	Decommissioning activities
	Capital expenditure ($ million)	4,500 – 5,000	Excludes the impact of any subsequent asset selldowns, future acquisitions or other equity changes; also excludes Louisiana LNG expenditure. Approximate capital expenditure by activity: 35% Scarborough, 20% Trion, 20% Australia Other, 10% International Other, 10% Beaumont New Ammonia.[2]
Other guidance	Production (MMboe)	186 – 196	Approximately 40% LNG, 20% pipeline gas, 35% crude and condensate and 5% natural gas liquids; excludes volumes from Beaumont New Ammonia
	LNG gas hub exposure[3] (%)	28 – 35	

1. Please refer to the "Disclaimer, important notes and assumptions" section (including under the heading "Forward-looking statements") for important cautionary information relating to forward-looking statements.
2. Total Louisiana LNG expenditure from December 2024 to end of the first quarter 2025 is forecast to be up to $1.3 billion, which is included in the overall estimated cost for the foundation development. Scarborough at 74.9% participating interest, Pluto Train 2 at 51% participating interest. Trion at 60% participating interest. Australia Other reflects working interest equity prior to the completion of the asset swap with Chevron for NWS Project, NWS Oil Project, Wheatstone, Julimar-Brunello and Angel CCS assets. Capital expenditure includes remaining Beaumont New Ammonia acquisition expenditure.
3. Gas hub indices include Japan Korea Marker (JKM), TTF and National Balancing Point (NBP). It excludes HH.

38

Woodside Energy

Asset tables Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions. Includes exploration permit cost amortisation, impairment losses and impairment reversals. Assumes 74.9% working interest for Scarborough offshore following completion of equity sell-downs over 2024. Capex spend reflects the sale of 10% non-operating participating interest in SJV to LNG Japan with effective date 26 March 2024 and the sale of 15.1% non-operating participating interest in SJV to JERA with effective date 31 October 2024. Scarborough includes Pluto Train 2 and Pluto Train 1 modifications. Asset Operating revenue $ million EBITDA1 $ million Depreciation and amortisation2 $ million EBIT1 $ million Capital expenditure $ million Production costs $ million Australia North West Shelf 2,157 1,784 715 1,069 167 188 Pluto 3,557 3,122 841 2,281 210 356 Wheatstone 889 757 339 418 70 69 Bass Strait 1,059 840 482 358 71 219 Macedon 196 178 57 121 27 19 Pyrenees 128 49 84 (35) 10 86 Ngujima-Yin 361 315 122 193 3 67 Okha 194 135 34 101 6 47 Scarborough3 - 262 5 257 2,251 - Other Australia - (149) - (149) 15 - Total Australia 8,541 7,293 2,679 4,614 2,830 1,051

Asset tables Non-IFRS financial measures. Refer to the glossary section of this presentation for the definitions. Includes exploration permit cost amortisation, impairment losses and impairment reversals. Includes Mad Dog and Mad Dog Phase 2. Asset Operating revenue $ million EBITDA1 $ million Depreciation and amortisation2 $ million EBIT1 $ million Capital expenditure $ million Production costs $ million International Trinidad & Tobago 225 154 41 113 - 73 Atlantis 713 530 335 195 72 156 Shenzi 677 499 461 38 21 136 Mad Dog3 827 714 269 445 82 84 Trion - 1 - 1 758 - Sangomar 948 849 741 108 716 79 Louisiana LNG - - - - 1,285 - Other International 15 (289) 10 (299) 81 - Total International 3,405 2,458 1,857 601 3,015 528 Marketing 1,233 528 101 427 - - New energy/Corporate Beaumont New Ammonia - (7) - (7) 1,900 - Other - (996) 125 (1,121) 381 - Total New energy/Corporate - (1,003) 125 (1,128) 2,281 - Total 13,179 9,276 4,762 4,514 8,126 1,579

Products Units FY 2024 FY 2023 Variance LNG produced1 $/boe 66 79 (13) LNG traded2 $/boe 69 76 (7) Pipeline gas $/boe 36 35 1 Oil and condensate $/boe 77 79 (2) NGLs $/boe 46 40 6 Liquids traded $/boe 62 79 (17) Average realised price $/boe 64 69 (5) Average Dated Brent $/bbl 81 83 (2) WTI $/bbl 76 78 (2) JCC (lagged three months) $/bbl 88 89 (1) JKM $/MMBtu 12 16 (4) TTF3 $/MMBtu 11 15 (4) Henry Hub $/MMBtu 2 3 (1) Realised price Realised prices include the impact of periodic adjustments reflecting the arrangements governing Wheatstone LNG sales. Excludes any additional benefit attributed to produced LNG through third-party trading activities. TTF is converted from EUR/MWh to US$/MMBtu using published exchange rates and conversion factors.

Glossary $, $m, $B US dollar unless otherwise stated, millions of dollars, billions of dollars A$, AUD Australian dollar Aspiration Woodside uses this term to describe an aspiration to seek the achievement of an outcome but where achievement of the outcome is subject to material uncertainties and contingencies such that Woodside considers there is not yet a suitable defined plan or pathway to achieve that outcome. ATR Autothermal Reforming Bcf Billion cubic feet BHP Petroleum or BHPP Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) and, unless context otherwise requires, its subsidiaries. References to “Woodside Energy Global Holdings Pty Ltd” or “BHP Petroleum International Pty Ltd” are references to Woodside Energy Global Holdings Pty Ltd ACN 006 923 897 (formerly known as BHP Petroleum International Pty Ltd) excluding its subsidiaries. boe, kboe, MMboe, Bboe Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent Capital expenditure Includes capital additions on oil and gas properties and evaluation capitalised Cash margin Gross profit/loss adjusted for other cost of sales, trading costs, oil and gas properties depreciation and amortisation and other revenue. Excludes the marketing segment. Cash margin % is calculated as cash margin divided by revenue from sale of hydrocarbons (excluding marketing segment). CCS Carbon capture and storage CCU Carbon capture and utilisation CCUS Carbon capture, utilisation and storage CH4 Methane CO2 Carbon dioxide CO2-e CO₂ equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis. cps Cents per share DTA Deferred tax asset EBIT Calculated as a profit before income tax, PRRT and net finance costs EBITDA Calculated as profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment losses, impairment reversals. Woodside uses EBITDA and EBITDA excluding impairments interchangeably EBITDA margin EBITDA margin % is calculated as EBITDA divided by operating revenue EPC Engineering, procurement and construction EPS Earnings per share Equity greenhouse gas emissions Equity emissions reflect the greenhouse gas emissions from operations according to Woodside’s share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation. Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments Exploration expenditure Exploration expenditure includes exploration and evaluation expenditure less amortisation of licence acquisition costs and prior year exploration expense written off FDP Field development plan FEED Front-end engineering design FID Final investment decision FPSO Floating production storage and offloading FPU Floating production unit Free cash flow Cash flow from operating activities less cash flow from investing activities FSO Floating storage offloading Gearing Net debt divided by net debt and equity attributable to the equity holders of the parent GHG or greenhouse gas The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO2); methane (CH4); nitrous oxide (N2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF6). IFRS International Financial Reporting Standards Foundation. For more information see www.ifrs.org. Investing cash flow Cash flow from investing activities IRR Internal rate of return JCC The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as ‘Japanese crude cocktail’) and is used as a reference price for long-term supply LNG contracts. JKM Japan Korea Marker is the North-east Asian spot price index for LNG delivered ex-ship to Japan, South Korea, China and Taiwan JV Joint venture KGP Karratha Gas Plant Liquidity Total cash and cash equivalents and available undrawn debt facilities less restricted cash LNG Liquefied natural gas LNTP Limited notice to proceed

Glossary Lower-carbon Woodside uses this term to describe the characteristic of having lower levels of associated potential GHG emissions when compared to historical and/or current conventions or analogues, for example relating to an otherwise similar resource, process, production facility, product or service, or activity. When applied to Woodside’s strategy, please see the definition of lower carbon portfolio Lower-carbon ammonia Lower carbon ammonia is characterized here by the use of hydrogen with emissions abated by carbon capture and storage (CCS), with an expected ammonia lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 0.8 tCO2/tNH3 (based on contracted intensity threshold with Linde) relative to unabated ammonia with a lifecycle (Scope 1, 2 and 3) carbon emissions intensity of 2.3 tCO2/tNH3 (Hydrogen Europe, 2023). Lower-carbon services Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers MMbbl Million barrels MMBtu Million British thermal units Mtpa Million tonnes per annum MWh Megawatt hour Net debt Interest-bearing liabilities and lease liabilities less cash and cash equivalents Net equity greenhouse gas emissions Woodside’s equity share of net greenhouse gas emissions Net zero Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon) New energy Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels. May include new energy products that have been manufactured from fossil fuels. NGLs Natural gas liquids NPAT Net profit after tax NWS North West Shelf Offsets The compensation for an entity’s greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity Operating cash flow Cash flow from operating activities Operator, Operated and non-operated Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated NWS North West Shelf Offsets The compensation for an entity’s greenhouse gas emissions within its scope by achieving an equivalent amount of emission reductions or removals outside the boundary or value chain of that entity Operating cash flow Cash flow from operating activities Operator, Operated and non-operated Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated. Other cash cost margin Other cash costs include royalties, excise and levies, insurance, inventory movement, shipping and direct sales costs and other hydrocarbon costs. Excludes the marketing segment. Other cash cost margin % is calculated as other cash costs divided by revenue from sale of hydrocarbons (excluding marketing segment). Process safety event (Tier 1 and Tier 2) An unplanned or uncontrolled loss of primary containment (LOPC) of any material including non-toxic and nonflammable materials from a process, or an undesired event or condition. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754. Production cost margin Production cost margin % is calculated as production costs divided by revenue from sale of hydrocarbons. Excludes the marketing segment. PRRT Petroleum resource rent tax RFSU Ready for start-up Scope 1 emissions Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc., emissions from chemical production in owned or controlled process equipment. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian national Greenhouse and Energy Reporting (nGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist Scope 2 emissions Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated. Woodside estimates greenhouse gas emissions, energy values and global warming potentials are estimated in accordance with the relevant reporting regulations in the jurisdiction where the emissions occur (e.g. Australian national Greenhouse and Energy Reporting (nGER), US EPA Greenhouse Gas Reporting Program (GHGRP)). Australian regulatory reporting principles have been used for emissions in jurisdictions where regulations do not yet exist

Glossary Scope 3 emissions Other indirect GHG emissions. Scope 3 is a reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company but occur from sources not owned or controlled by the company. Some examples of Scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services. Please refer to the Climate datatable on www.Woodside.com for further information on the Scope 3 emissions categories reported by Woodside Short-, medium and long-term This report refers to ranges of time as follows: short-term means from now until the end of 2025; medium-term means 2026-2035; long-term means 2036 and beyond. Woodside also refers to “near-term” and “medium-term” in the specific context of its net equity Scope 1 and 2 greenhouse gas emissions reduction targets. In this context, near-term refers to the 2025 as a point in time, and medium term refers to 2030 as a point in time, being the years to which the targets relate. Starting base Woodside uses a starting base of 6.32 Mt CO2-e which is representative of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and which may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with a final investment decision prior to 2021. Net equity emissions include the utilisation of carbon credits as offsets SURF Subsea, umbilicals, risers and flowlines (SURF) Sustainability (including sustainable and sustainably) References to sustainability (including sustainable and sustainably) are used with reference to Woodside’s Sustainability Committee and sustainability related Board policies, as well as in the context of Woodside’s aim to ensure its business is sustainable from a long-term perspective, considering a range of factors including economic (including being able to sustain our business in the long term by being low cost and profitable), environmental (including considering our environmental impact and striving for a lower-carbon portfolio), social (including supporting our license to operate), and regulatory (including ongoing compliance with relevant legal obligations). Use of the terms ‘sustainability’, ‘sustainable’ and ‘sustainably’ is not intended to imply that Woodside will have no adverse impact on the economy, environment, or society, or that Woodside will achieve any particular economic, environmental, or social outcomes. Target Woodside uses this term to describe an intention to seek the achievement of an outcome, where Woodside considers that it has developed a suitably defined plan or pathway to achieve that outcome Tier 1 or 2 Loss of Primary Containment Process Safety Event An unplanned or uncontrolled loss of primary containment (LOPC) of any material including non-toxic and non-flammable materials (e.g., steam, hot condensate, nitrogen, compressed CO2 or compressed air) from a process, or an undesired event or condition. Process safety events are classified as Tier 1 – LOPC of greatest consequence or Tier 2 – LOPC of lesser consequence. As defined by American Petroleum Institute (API) recommended practice 754. TTF Title transfer facility TRI Total recordable injuries TRIR Total recordable injury rate Underlying earnings per share or underlying EPS Underlying net profit after tax divided by weighted average number of shares on issue Underlying net profit after tax or underlying NPAT Net profit after tax excluding any exceptional items Unit production cost or UPC Production costs ($ million) divided by production volume (MMboe) USD United States dollar Woodside Woodside Energy Group Ltd ACN 004 898 962 or its applicable subsidiaries YTD Year to date